UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934

Micromet, Inc.
(Name of Issuer)
Common Stock, $0.00004 Par Value
(Title of Class of Securities)
59509C105
(CUSIP Number)
October 2, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	59509C105	13G	Page 2 of 8 Pages

1.	Name of Reporting Person	Index Venture Growth Associates I Limited
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	3,043,530 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	3,043,530 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,043,530 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	6.0%
12.	Type of Reporting Person	CO

CUSIP No.: 59509C105                                                      13G                                              Page 3 of 8 Pages

1.	Name of Reporting Person	Index Venture Associates IV Limited
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	1,517,177 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	1,517,177 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,517,177 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	3.0%
12.	Type of Reporting Person	CO

CUSIP No.: 59509C105                                                      13G                                              Page 4 of 8 Pages

1.	Name of Reporting Person	Yucca Partners L.P. Jersey Branch
	I.R.S. Identification No. of Above Person (Entities Only)	Not Applicable
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Jersey (Channel Islands)
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	27,529 (including shares issuable upon exercise of warrants)
		6.	Shared Voting Power	-0-
		7.	Sole Dispositive Power	27,529 (including shares issuable upon exercise of warrants)
		8.	Shared Dispositive Power	-0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	27,529 (including shares issuable upon exercise of warrants)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	less than 0.1%
12.	Type of Reporting Person	PN

CUSIP No.: 59509C105                                                      13G                                              Page 5 of 8 Pages

Schedule 13G

Item 1.

(a)	Name of Issuer:

Micromet, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

6707 Democracy Boulevard, Suite 505

Bethesda, MD 20817

Item 2.

(a)	Name of Person Filing:

This statement is being filed by Index Venture Growth Associates I Limited, a Jersey (Channel Islands) corporation (“Index Growth I”), Index Venture Associates IV Limited, a Jersey (Channel Islands) corporation (“Index IV”), and Yucca Partners L.P. Jersey Branch, a Jersey (Channel Islands) partnership (“Yucca Partners”) (each a “Reporting Person” and together, the “Reporting Persons”). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Exchange Act, however the Reporting Persons do not expressly affirm the existence of a group and each Reporting Person disclaims beneficial ownership of all securities of the Issuer except for those that it directly beneficially owns.

(b)	Address of Principal Business Office or, if None, Residence:

Index Growth I: No. 1 Seaton Place, St. Helier, Jersey JE48YJ

Index IV and Yucca Partners: Whitely Chambers, Don Street, St. Helier,

Jersey JE49WG

(c)	Citizenship:

Jersey (Channel Islands)

(d)	Title of Class of Securities:

Common Stock, $0.00004 par value

(e)	CUSIP Number:

59509C105

CUSIP No.:	59509C105	13G	Page 6 of 8 Pages

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a) through (c):

The information requested hereunder is set forth in Items 5 through 9 and 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 40,871,827 shares of Common Stock outstanding as of August 1, 2008, as reported in the Issuer’s Form 10-Q filed with the Securities Exchange Commission on August 8, 2008, plus the 9,411,948 shares of Common Stock issued on October 2, 2008, as reported in the Issuer’s Form 8-K filed with the Securities Exchange Commission on October 6, 2008, for an aggregate total of 50,283,775 shares of Common Stock outstanding.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.:	59509C105	13G	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2008

INDEX VENTURE GROWTH ASSOCIATES I LIMITED
By:	/s/ Ian Henderson
Name: Ian Henderson Title: Director
INDEX VENTURE ASSOCIATES IV LIMITED
By:	/s/ Jane Pearce
Name: Jane Pearce Title: Director
YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Richard Charles Germain
Name: Richard Charles Germain Title: Authorized Signatory

CUSIP No.:	59509C105	13G	Page 8 of 8 Pages

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree, in compliance with the provisions of Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13G to which this Agreement is attached as an Exhibit, and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of them.

Dated: October 12, 2008

INDEX VENTURE GROWTH ASSOCIATES I LIMITED
By:	/s/ Ian Henderson
Name: Ian Henderson Title: Director
INDEX VENTURE ASSOCIATES IV LIMITED
By:	/s/ Jane Pearce
Name: Jane Pearce Title: Director
YUCCA PARTNERS L.P. JERSEY BRANCH
By:	/s/ Richard Charles Germain
Name: Richard Charles Germain Title: Authorized Signatory